UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2000

OR

[ ] TRANSITION REPORT PURSANT TO SECTION 13 OR (15d) OF THE

SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _____ to _____

Commission File No.: 0-11927

MOTO PHOTO, INC. SALARY SAVINGS PLAN

(Full title of the plan)

Moto Photo, Inc.

(Name of issuer)

4444 Lake Center Drive, Dayton, Ohio 45426

(Address and principal executive office)

Moto Photo, Inc. Salary Savings Plan

Contents

Page(s)

Report of Independent Auditors 1

Statements of Net Assets Available for Benefits

as of December 31, 2000 and 1999 2

Statement of Changes in Net Assets Available for Benefits

for the Year Ended December 31, 2000 3

Notes to Financial Statements 4-6

Schedule 4(i) - Schedule of Assets Held for Investment Purposes

as of December 31, 2000 7

Signature 8

Exhibits

Consent of Arthur Andersen LLP, Independent Auditors Exhibit 23.1

Report of Independent Public Accountants

To the Administrative Committee of the

Moto Photo, Inc. Salary Savings Plan:

We have audited the accompanying Statements of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits and supplemental schedule of the Moto Photo, Inc. Salary Savings Plan (the Plan) as of December 31, 2000 and 1999 and for the year ended December 31, 2000. These financial statements and supplemental schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedule were prepared on a modified cash basis method of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2000 and 1999 and the changes in its net assets available for benefits for the year ended December 31, 2000 on the modified cash basis of accounting described in Note 2.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects on the basis of accounting described in Note 2 in relation to the basic financial statements taken as a whole.

Dayton, Ohio,

July 20, 2001

Moto Photo, Inc.

Salary Savings Plan

Statements of Net Assets Available for Benefits

As of December 31, 2000 and 1999

ASSETS	2000	1999
INVESTMENTS, at fair value (Notes 1, 2 and 3):
Pooled separate accounts	$3,414,832	$3,677,036
Employer stock	24,347	47,516
Participant loans	81,305	68,680
	3,520,484	3,793,232

NET ASSETS AVAILABLE FOR BENEFITS	$3,520,484	$3,793,232

The accompanying notes to financial statements are an integral part of these statements.

Moto Photo, Inc.

Salary Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2000

ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Investment income (losses):
Interest and dividends	$ 28,095
Realized and unrealized gains (losses), net:
Pooled separate accounts	(239,052)
Employer stock	(33,272)
Net investment income (losses)	(244,229)

Contributions:
Participant	325,099
Company	101,134
Total contributions	426,233
Total additions	182,004

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Benefits paid to participants	419,160
Administrative expenses	27,167
Employee loans distributed	8,425
Total deductions	454,752

NET DECREASE	(272,748)

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	3,793,232
End of year	$3,520,484

The accompanying notes to financial statements are an integral part of this statement.

(1) Plan Description-

The following description of the Moto Photo, Inc. Salary Savings Plan (the Plan) is provided for general information only. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

(a) General--The Plan is a defined contribution plan covering substantially all employees of Moto Photo, Inc. (the Company) who have attained age 20-1/2 and have completed six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The audit opinion on the financial statements of MotoPhoto, Inc. (the Plan Sponsor) for the year ended December 31, 2000 included a "going concern" paragraph that stated the accompanying financial statements have been prepared assuming that the Plan Sponsor will continue as a going concern. As discussed in Note C to the Plan Sponsor financial statements, the Plan Sponsor has suffered losses from continuing operations in the current year, has negative working capital at December 31, 2000, and is in default of several covenants in their borrowing arrangements with both their primary bank and a major vendor that raises substantial doubt about its ability to continue as a going concern. The ability of the Plan Sponsor to continue as a going concern depends upon, among other things, (i) the Plan Sponsor's ability to obtain satisfactory repayment terms on the Plan Sponsor's indebtedness to Fuji, (ii) the Plan Sponsor's obtaining an amendment or waiver from the bank concerning its financial covenants or the bank refraining from accelerating repayment of the Plan Sponsor's indebtedness to the bank, and (iii) the Plan Sponsor's ability to generate sufficient cash from operations and/or other sources to meet its obligations. The Plan Sponsor believes that its revised organizational structure, adherence to its operational plan, and the closure of unprofitable company stores will provide liquidity to allow the Plan Sponsor to repay its obligations as they become due, assuming no acceleration of indebtedness and no significant decrease in future revenue. The Plan Sponsor's ability to continue as a going concern directly affects its ability to make matching or profit sharing contributions to the Plan and directly affects the value of Plan Sponsor common shares held by participants of the Plan. There were no amounts receivable from the Plan Sponsor at December 31, 2000. See Note 2(b) regarding the value of the Plan Sponsor common shares held in the Plan.

(b) Contributions--Participants may elect to contribute from 1% to 20% of their compensation to the Plan. In addition, the Company, at its discretion, may make matching and/or profit sharing contributions to the Plan. Participants may direct their contribution among various investment alternatives, including 23 different pooled separate accounts and Moto Photo, Inc. common stock, that provide varying investment strategies.
  Participant Accounts--Each participant's account is credited with the participant's elective deferrals and an allocation of (a) the Company's discretionary matching contributions, (b) the Company's discretionary profit sharing contributions, and (c) Plan earnings. Allocations of matching contributions are based on a discretionary percentage of the Participant's salary deferrals. Employer profit sharing contributions are allocated to the accounts of eligible participants in proportion to each such person's age-adjusted compensation. Age-adjusted compensation is determined by multiplying each participant's compensation earned during the Plan year as a participant by the interest factor specified in the Plan document.
  Vesting--Participants are immediately vested in their voluntary contributions. Employer contributions become vested to the participant at a rate of 20 percent per year beginning with the second year, and are fully vested after six full years of continuous service. Forfeitures are used to reduce future employer contributions. None of the forfeiture balance was utilized by the Plan Sponsor to reduce employer contributions in 2000. At December 31, 2000 and 1999, forfeited nonvested accounts totaled approximately $73,000 and $48,000, respectively. The total amount forfeited by participants during the year ended December 31, 2000 was approximately $22,000.

(e) Participant Loans--Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50 percent of their vested balance. Such loans bear interest at the prime rate at the date of the loan plus 1-1/2 percent. Principal and interest is paid ratably through monthly payroll deductions.

(f) Payment of Benefits--Upon termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the vested value of his or her account in either a lump sum payout, or in the form of an annuity. Benefit payments to participants are recorded when paid.
  Expenses of the Plan--The Company has elected to pay certain administrative expenses of the Plan. The amount of administrative fees paid by the Company during 2000 was minimal.

(2) Significant Accounting Policies-

(a) Basis of Accounting and Presentation--The accompanying financial statements have been prepared on the modified cash basis of accounting. The modified cash basis reflects the accounting records on a cash basis, with an adjustment of investments to fair value. Such accounting practices are permitted by the Department of Labor; however, this practice differs from accounting principles generally accepted in the United States. Accordingly, the accompanying financial statements and supplemental schedule are not intended to present net assets and changes in net assets of the Plan on the accrual basis in conformity with accounting principles generally accepted in the United States.

  Investment Valuation--The Plan's investments in pooled separate accounts are reported at the redemption value of units of participation owned. The Company's common stock is valued at the last sales price reported on the NASDAQ Over-The-Counter (OTC) Bulletin Board on the last day of the Plan year. Pooled separate accounts representing shares in mutual funds are stated at the net asset value as reported by the fund. The Plan provides for investments in various investments and investment securities that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits. Participant loans are valued at cost which approximates fair value.

Purchases and sales of investments are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded on a cash basis.

  Investments-

The following table presents individual investments that represented 5 percent or more of the fair value of assets available for benefits as of December 31:

	2000	1999
TA Stable Value Fund	$299,812	$423,578
TA Fidelity Equity Income II Fund	268,226	219,701
TA Fidelity Low Price Stock Fund	186,235	< 5%
TA Janus Fund	231,173	314,319
TA Janus Worldwide Fund	323,120	553,425
TA Putnam Asset Allocation Balanced	263,633	367,559
TA Balanced Fund	362,720	387,740
TA Equity Fund	398,794	590,893
TA Equity Index Fund	369,118	238,548

(4) Tax Status-

The Internal Revenue Service has determined and informed the Company by a letter dated December 19, 1996, that the Plan and related trust, as amended effective December 15, 1994, are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has subsequently been amended; however, the Plan's administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(5) Related Party Transactions-

The Plan invests in pooled separate accounts (mutual funds) which are sponsored by or managed by the Plan's asset custodian, Transamerica (TA) Insurance and Investments. The Plan also invests in the common stock of the Plan sponsor. These transactions qualify as party-in-interest transactions.

(6) Plan Termination-

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, as amended. In the event of Plan termination, participants will become 100% vested in their accounts.

Identity of Issuer/ Description of Investment	Units/Shares	Fair Value

Pooled separate accounts:
* TA Stable Value Fund	299,812	$ 299,812
* TA Aim Constellation Fund	411	22,992
* TA Brandywine Fund	1,234	75,590
* TA Fidelity ContraFund	1,495	94,639
* TA Fidelity Equity Income II Fund	4,994	268,226
* TA Fidelity Low Price Stock Fund	3,452	186,235
* TA Janus Fund	4,528	231,173
* TA Janus WorldwideFund	5,894	323,120
* TA Loomis Sayles Bond Fund	1,140	29,167
* TA Putnam Asset Allocation Balanced	12,758	263,633
* TA Putnam Asset Allocation Conservative	722	12,184
* TA Putnam Asset Allocation Growth	2,722	59,095
* TA PBHG Emerging Growth Fund	1,862	56,295
* TA PBHG Growth Fund	2,635	163,151
* TA Putnam Diversified Income Fund	520	10,775
* TA Strong Government Securities Fund	616	13,348
* TA Stein Roe Capital Opportunities Fund	155	7,519
* TA Balanced Fund	10,894	362,720
* TA Bond Fund	1,925	34,041
* TA Equity Fund	5,938	398,794
* TA Equity Index Fund	10,454	369,118
* TA Templeton Foreign Fund	4,773	124,975
* TA T. Rowe Price International Bond Fund	437	8,230

Common stock:
* Moto Photo, Inc. common stock	64,926	24,347

*Participant loans with interest rates from 8.75% to 10.50%		81,305

		$3,520,484

* Denotes party-in-interest transaction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Moto Photo, Inc. Salary Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Moto Photo, Inc. Salary Savings Plan

By: /s/

David A. Mason

Trustee

Date: July 26, 2001

EXHIBIT INDEX

No. Description

23.1 Consent of Arthur Andersen LLP, Independent Auditors